UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 27, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sepracor Inc.

File No. 0-19410 - CF#23395

_____

Sepracor Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 30, 2000.

Based on representations by Sepracor Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.30	through March 31, 2012
Exhibit 10.31	through March 31, 2012
Exhibit 10.33	through March 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia G. Barros
Special Counsel